August 31, 2009
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Dear Mr. Owings:
     We have received your comment letter of August 24, 2009 regarding CMS Energy Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) and are pleased to provide responses.
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008
1Q.	We note your response to comment one of our letter dated July 29, 2009. Please confirm that you will include this discussion in future filings, as appropriate.

1A.	We will include such discussion in future filings, as appropriate.

2Q.	We note your response to comment two of our letter dated July 29, 2009. If a company is required to file an exhibit under Item 601(b)(10) of Regulation S-K, it must file a complete exhibit including all appendices, attachments and schedules. While Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, Item 601(b)(10) does not include a similar provision. In addition, your indication that such attachments exist in a format that is not easily converted to EDGAR is not an acceptable reason why they should not be filed on EDGAR. Accordingly, please file the complete exhibits required by Item 601(b)(10) of Regulation S-K.

2A.	We will re-file with our 2009 third quarter Form 10-Q complete versions of any exhibits required to be listed on the 2008 Form 10-K by Item 601(b)(10) of Regulation S-K to the extent that any of such required exhibits was filed without all of its appendices, attachments or schedules.

Mr. H. Christopher Owings
August 31, 2009

     Should you have any questions or comments regarding our responses to your letter dated August 24, 2009, please contact me at (517) 788-0351, or in my absence, James E. Brunner, Senior Vice President and General Counsel of CMS Energy at (517) 788-1257.

Respectfully,

/s/ Thomas J. Webb Thomas J. Webb
Executive Vice President and Chief Financial Officer
CMS Energy Corporation

cc:	Ellie Bavaria Lilyanna L. Peyser